LEE FINANCIAL SECURITIES, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40219

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LEE FINANCIAL SECURITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3113 OLU STREET

(No. and Street)

HONOLULU	**HI**	**96816**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NORA B. FOLEY	**808-988-8088**	NFOLEY@LEEHAWAII.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TAIT, WELLER, & BAKER LLP

(Name – if individual, state last, first, and middle name)

Two Liberty Place, 50 South 16th Street, Suite 2900	**PHILADELPHIA**	**PA**	19102-2529
(Address)	(City)	(State)	(Zip Code)
10/16/2003		445	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, NORA B. FOLEY _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LEE FINANCIAL SECURITIES, INC. _____, as of DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Nora B. Foley*

Title:

CHIEF FINANCIAL OFFICER

Margaret Jamison
Notary Public

MARGARET E JAMISON
Notary Public
State of Delaware
My Commission Expires On
November 30, 2022

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Lee Financial Securities, Inc.
Honolulu, Hawaii

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lee Financial Securities, Inc. as of December 31, 2021, the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lee Financial Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lee Financial Securities, Inc.'s management. Our responsibility is to express an opinion on Lee Financial Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lee Financial Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Lee Financial Securities, Inc.'s auditor since 1988.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 3, 4, 6, and 7 has been subjected to audit procedures performed in conjunction with the audit of Lee Financial Securities Inc.'s financial statements. The supplemental information is the responsibility of Lee Financial Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 3, 4, 6, and 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 28, 2022

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/21 | 99
SEC FILE NO. 8-40219 | 98
Consolidated | | 198
Unconsolidated | X | 199

	Allowable		Non-Allowable		Total	
1. Cash .... $	64,707	200			$ 64,707	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
		300	$	550		810
B. Other		355	21,624	600	21,624	830
3. Receivable from non-customers						
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $	130					
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $	150					
B. Other securities $	160					
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $	170					
B. Other securities $	180					
8. Memberships in exchanges:						
A. Owned, at market $	190					
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	768	735	768	930
12. TOTAL ASSETS .... $	64,707	540	$ 22,392	740	$ 87,099	940

OMIT PENNIES

See Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.

as of 12/31/21

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115] 10	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	21,566 [1205]	[1385]	21,566 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(c)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 21,566 [1230]	$ [1450]	$ 21,566 [1760]

Ownership Equity

21. Sole Proprietorship		15 $	[1770]
22. Partnership (limited partners)	11 ($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			2,500 [1792]
C. Additional paid-in capital			1,090,692 [1793]
D. Retained earnings			(1,027,659) [1794]
E. Total			65,533 [1795]
F. Less capital stock in treasury		16 (	[1796]
24. TOTAL OWNERSHIP EQUITY		$	65,533 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$	87,099 [1810]

OMIT PENNIES

See Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.

as of 12/31/21

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 65,533	3480
2.	Deduct ownership equity not allowable for Net Capital	19 ( )	3490
3.	Total ownership equity qualified for Net Capital	65,533	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 65,533	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 22,392	3540
	B. Secured demand note delinquency		3590
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600
	D. Other deductions and/or charges		3610	(22,392)	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	20 $ 43,141	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	$	3660
	B. Subordinated securities borrowings		3670
	C. Trading and investment securities:		
	1. Exempted securities	18	3735
	2. Debt securities		3733
	3. Options		3730
	4. Other securities		3734
	D. Undue Concentration		3650
	E. Other (List)		3736	( )	3740
10.	Net Capital	$ 43,141	3750

OMIT PENNIES

The net capital reported in the Company's
unaudited FOCUS report agrees with the
audited Net Capital reported above.

See Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.   as of 12/31/21

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 1,438	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 38,141	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 37,141	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 21,566	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 21,566	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 49.99	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Lee Financial Securities, Inc.**

For the period (MMDDYY) from 01/01/21	3932	to 12/31/21	3933
Number of months included in this statement	12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
a. Commissions on transactions in exchange listed equity securities executed on an exchange ...... $		3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts ...... | | 3952 |
4. Profit (loss) from underwriting and selling groups ...... | | 3955 |
5. Revenue from sale of investment company shares ...... | 239,880 | 3970 |
6. Commodities revenue ...... | | 3990 |
7. Fees for account supervision, investment advisory and administrative services ...... | | 3975 |
8. Other revenue ...... | | 3995 |
9. Total revenue ...... $ | 239,880 | 4030 |

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ...... | | 4120 |
11. Other employee compensation and benefits ...... | 225,531 | 4115 |
12. Commissions paid to other broker-dealers ...... | | 4140 |
13. Interest expense ...... | | 4075 |
a. Includes interest on accounts subject to subordination agreements	4070
14. Regulatory fees and expenses ...... | 5,645 | 4195 |
15. Other expenses ...... | 58,369 | 4100 |
16. Total expenses ...... $ | 289,545 | 4200 |

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) ...... $ | (49,665) | 4210 |
18. Provision for Federal income taxes (for parent only) ...... | | 4220 |
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ...... | | 4222 |
a. After Federal income taxes of	4338
20. Extraordinary gains (losses) ...... | | 4224 |
a. After Federal income taxes of	4239
21. Cumulative effect of changes in accounting principles ...... | | 4225 |
22. Net income (loss) after Federal income taxes and extraordinary items ...... $ | (49,665) | 4230 |

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ...... $ | | 4211 |

See Notes to Financial Statements.

Page 5

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.

For the period (MMDDYY) from 01/01/21 to 12/31/21

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$	40,198	4240
A. Net income (loss)		(49,665)	4250
B. Additions (Includes non-conforming capital of .... $_____ 4262)		75,000	4260
C. Deductions (Includes non-conforming capital of .... $_____ 4272)			4270
2. Balance, end of period (From item 1800)	$	65,533	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$		4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$		4330

OMIT PENNIES

See Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.	as of 12/31/21

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... X | 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm▾30 _____ | 4335 | | 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
▾31	4600	4601	4602	4603	4604	4605
▾32	4610	4611	4612	4613	4614	4615
▾33	4620	4621	4622	4623	4624	4625
▾34	4630	4631	4632	4633	4634	4635
▾35	4640	4641	4642	4643	4644	4645

Total $▾36 | 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: | **DESCRIPTIONS**
1. | Equity Capital
2. | Subordinated Liabilities
3. | Accruals

See Notes to Financial Statements.

LEE FINANCIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2021

INCREASE (DECREASE) IN CASH

Cash flows from operating activities	
Commissions and other fees received	$ 238,691
Salaries and other expenses paid	(290,484)
Net cash used in operating activities	(51,793)
Cash flows from financing activities	
Capital Contributions	$ 75,000
Net cash provided by financing activities	75,000
Net increase in cash	23,207
Cash	
Beginning of year	41,500
End of year	$ 64,707

**RECONCILIATION OF NET LOSS TO NET CASH
USED IN OPERATING ACTIVITIES**

Net loss	$ (49,665)
Increase in accounts receivable	(1,189)
Increase in prepaid expense	(3)
Decrease in accounts payable	(936)
Net cash used in operating activities	$ (51,793)

See Notes to Financial Statements.

LEE FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Lee Financial Securities, Inc. (the "*Company*"), a Hawaii Corporation, was formed on May 13, 1988, and is a wholly-owned subsidiary of Lee Financial Group Hawaii, Inc., an investment management services organization. The Company is registered as a general securities broker-dealer with the Securities and Exchange Commission.

The Company has a distribution agreement with Lee Financial Mutual Fund, Inc. (the "*Fund*"), a non-diversified, open-end, management investment company. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, a distribution plan adopted by the Fund reimburses the Company for certain expenses incurred in distributing the Fund's shares.

INCOME TAXES

The Company is included in the consolidated federal and state income tax returns of its parent. Income taxes are provided for on a separate return basis only to the extent that income tax expense (credit) is incurred by the consolidated group. Although income tax expense was incurred by the consolidated group for the year ended December 31, 2021, no provision was allocated, due to the net loss incurred by the Company for the year.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open years (2018 – 2020) or expected to be taken on the Company's 2021 tax return.

USE OF ESTIMATES

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, receivables, and accrued expenses approximate fair value because of the short maturity of these items.

REVENUE RECOGNITION

Customers' securities transactions are reported on a settlement date basis with related income and expenses reported on a trade date basis. On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets.

LEE FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS – (Concluded)

December 31, 2021

SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based on that evaluation, Management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

(2) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021 the Company had net capital of $43,141, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 49.99%.

(3) RELATED PARTIES

One of the Company's directors serves on the Board of Directors of Lee Financial Mutual Fund, Inc. from which the Company receives its revenue.

(4) REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company enters into arrangements with the Fund to distribute shares to investors. The Company receives distribution fees paid by the Fund. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. For the fiscal year ended 2021, the Company received distribution fee revenue of $239,880 which represents all of the revenue for this fiscal year.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Lee Financial Securities, Inc.
Honolulu, Hawaii

We have reviewed management's statements, included in the accompanying Lee Financial Securities, Inc.'s Exemption Report, in which (1) Lee Financial Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lee Financial Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the "exemption provisions") and (2) Lee Financial Securities, Inc. stated that Lee Financial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Lee Financial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Lee Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 28, 2022

Lee Financial Securities, Inc.
Exemption Report

Lee Financial Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240 15c-3-3 under the provisions of 17 C.F.R. §240 15c3-3(k)(1); and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240 15c3-3(k) throughout the most recent fiscal year without exception.

Lee Financial Securities, Inc.

I, Nora B. Foley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Nora Foley_ --

Title: Chief Financial Officer

Date: February 28, 2022
